Room 4561

September 19, 2007

David Lennox
Chief Executive Officer and Director
Sino-Biotics, Inc.
501 S. Johnstone Avenue, Suite 501
Bartlesville, OK 74003

Re: Sino-Biotics, Inc.
Preliminary Information Statement on Schedule 14C filed Sept. 10, 2007
File No. 0-32161

Dear Mr. Lennox:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

General

1.   Please revise to state the reasons that you are only now disclosing the corporate actions that took place in 2003, 2005 and 2006 to shareholders. You should also discuss any potential liabilities under federal law and the applicable state law from any failure to timely obtain shareholder consent of the actions described in Corporate Actions No. 1-5 and from failing to provide timely notice of such actions to all shareholders.

Corporate Action No. 6

2.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares from the approved reverse split of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or other plans or proposals. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. Similar disclosure should be provided regarding Corporate Action No. 7.

3.   You state that as of the record date a total of 400,000 shares of common stock are authorized but unissued and immediately following the reverse split there will be 34,600,000 shares authorized but unissued. This seems inconsistent with your disclosure in the beneficial ownership table that 29,565,014 shares are outstanding as of the record date. Please revise this seemingly inconsistent disclosure.

4.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders. Similar disclosure should be provided regarding Corporate Action No. 7.

Additional Information

5.   We note that you incorporate by reference your recent periodic reports. Please note that information may be incorporation by reference into an information statement only in the manner and to the extent specifically permitted in the items of Schedule 14A. Please see Note D of to Schedule 14A for guidance and revise accordingly. Note D is applicable to your filing pursuant to Item 1 of Schedule 14C.

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        As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

David Lennox
Sino-Biotics, Inc.
September 19, 2007
Page 3

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal